Exhibit 99 (a)(1)(iv)

HENNESSY ADVISORS, INC.

Offer to Purchase for Cash
Of Up to $25.0 million in Aggregate Value of its Common Stock
At a Purchase Price of $25.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

August 20, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Hennessy Advisors, Inc., a California corporation (“Hennessy” or the “Company”), has appointed us to act as Information Agent in connection with its offer to purchase for cash up to $25.0 million in aggregate value of its Common Stock, no par value per share (the “Shares”), at a price of $25.00 (the “Purchase Price”) per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, $25.0 million in aggregate value of the Company’s Common Stock or less is properly tendered and not properly withdrawn, Hennessy will buy all Shares properly tendered and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, Hennessy may not purchase all of the Shares tendered if, based on the Purchase Price, Shares having an aggregate value in excess of $25.0 million are properly tendered and not properly withdrawn. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. Shares not purchased in the Offer will be returned to the tendering shareholders at Hennessy’s expense promptly after the Expiration Date.

Hennessy reserves the right, in its sole discretion, to change the Purchase Price and to increase or decrease the aggregate value of Shares sought in the Offer, in each case subject to applicable law. Hennessy reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, in each case subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Purchase Price, Shares having an aggregate value in excess of $25.0 million (or such greater amount as Hennessy may elect to pay, subject to applicable law) have been properly tendered and not properly withdrawn before the Expiration Date, Hennessy will purchase Shares in the following order of priority: (i) first, from all holders of “odd lots” of less than 100 Shares who properly tender all their Shares and do not properly withdraw them before the Expiration Date (partial tenders will not qualify for this preference); (ii) second, from all other shareholders who properly tender Shares and do not properly withdraw them before the Expiration Date, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional Shares; and (iii) third, only if necessary to permit Hennessy to purchase $25.0 million in aggregate value of Shares (or such greater amount as Hennessy may elect to pay, subject to applicable law), from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any Shares are purchased in the Offer as described in the Offer to Purchase (for which the condition was not initially satisfied) and who have not properly withdrawn them before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. Therefore, it is possible that fewer than all Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased. Hennessy will return all Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration or conditional tenders, to the tendering shareholders at Hennessy’s expense, promptly after the Expiration Date. See Sections 1, 3 and 5 of the Offer to Purchase.

The Offer is conditioned on a minimum of $1.0 million in aggregate value of Shares being tendered. The Offer is also subject to a number of other terms and conditions. See Section 7 of the Offer to Purchase.

Neil J. Hennessy, the Company’s Chairman of the Board, President and Chief Executive Officer, has advised Hennessy that he intends to tender 25% of the Shares that he beneficially owns, which is 471,630 Shares, in the Offer. Mr. Hennessy will not tender an amount of Shares beneficially owned by him that the Company’s outside legal counsel advises would be reasonably likely to result in a deemed change of control of the Company under the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended. The Company’s remaining directors and executive officers have advised Hennessy that they intend to tender up to 25% of the Shares that they each beneficially own in the Offer. See Section 11 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to Computershare Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. (the “Depositary”) before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4.	A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to Computershare Inc. and Computershare Trust Company, N.A., as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (1) the certificates for such Shares, or a confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 p.m., New York City time, on September 18, 2015, by the Depositary at an applicable address set forth on the back cover of the Offer to Purchase, or (2) shareholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Hennessy will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Hennessy will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Hennessy, the Information Agent or the Depositary, for purposes of the Offer. Hennessy will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares, except as otherwise provided in the Offer to Purchase or Instruction 6 in the Letter of Transmittal.

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Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Georgeson Inc., at (800) 932-9864.

Very truly yours,

Georgeson Inc.

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF HENNESSY, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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